2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining to Release First Quarter Results Thursday May 15, 2008

Telephone Conference to be held on May 15 at 11:30 AM Eastern Standard Time (EST), 17:30 Central European Time (CET), 08:30 AM Pacific Standard Time (PST).

May 13, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the interim report for the first quarter of the financial year 2008 will be published at 09:30 EST (06:30 PST/15:30 CET) May 15, 2008.

The Company will hold a telephone conference with an interactive presentation at 17:30 CET (11:30 AM EST, 08:30 AM PST) May 15, 2008.

Please call in 10 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Call-in number for the conference call (North America): +1 718 354 1389
Call-in number for the conference call (Europe): +44 (0)20 7806 1956

To take part of the interactive presentation, please log on using this direct link:
http://www.livemeeting.com/cc/premconfeurope/join?id=1690415&role=attend&pw=pw8093

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 1690415
Meeting Password: pw8093

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until May 21, 2008.

Replay number in Europe is: +44 (0)20 7806 1970 and in North America: +1 718 354 1112
To access the recording, please enter access code: 1690415#

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842